[Chapman and Cutler LLP Letterhead]

September 16, 2019

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statements (the “Registration Statements”) filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on July 12, 2019 relating to the Innovator Russell 2000 Power Buffer ETFTM — October and Innovator Nasdaq-100 Power Buffer ETF™ – October (each, a “Fund,” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 – General

Please confirm that each Fund will file an amended registration statement disclosing the final Cap within two days of the registration statement being declared effective. In addition, please confirm that no shares of the Funds will be sold prior to disclosure of the final Caps. Finally, in supplemental correspondence provide why a definitive cap is not available at the time of effectiveness.

Response to Comment 1

Pursuant to Rule 485A of the Securities Act of 1933, as amended, the Registration Statements are each set to go automatically effective on September 25, 2019. After 4:30 pm .S.T. on September 24, 2019, each Fund will file an amended registration statement that discloses each Fund’s expected Cap range for the initial Outcome Period. The definitive Cap is determined by prevailing market conditions at the close of business on the business day immediately prior to the Funds’ Shares being listed for trading on the Exchange. Each Fund intends to list its Shares for trading on the Exchange beginning on October 1, 2019. Accordingly, the Fund intends to file an amended registration statement disclosing its definitive Cap after 5:30 pm E.S.T. on September 30, 2019. Each Fund confirms that no sale of its Shares will take place prior to the filing of the registration statement.

Comment 2 – General

The Staff notes that the contracts for certain of the Funds’ service providers are between the applicable service provider and the Trust, on behalf of the Funds, and not the Adviser. Given that the Funds utilize a unitary fee arrangement, please explain in correspondence whether a Fund can be held liable for any liabilities incurred pursuant to these agreements in the event of a default by the Adviser. If a Fund can be held accountable, the Staff requests an explanation for the accounting for those services.

Response to Comment 2

Pursuant to an investment advisory agreement between the Adviser and the Trust, on behalf of the Funds (the “Investment Management Agreement”), each Fund has agreed to pay an annual unitary management fee to the Adviser in an amount equal to 0.79% of its average daily net assets. This unitary management fee is designed to pay a Fund’s expenses and to compensate the Adviser for the services it provides to the Fund. Out of the unitary management fee, the Adviser pays substantially all expenses of the Fund, including the cost of transfer agency, custody, fund administration, legal, audit and other service and license fees. In essence, the Adviser facilitates payment of the Funds’ ordinary operating expenses, while the Funds accrue and bear those expenses in an amount equal to the unitary fee. The Adviser would only directly bear a Fund’s ordinary operating expenses if the assets of the Fund, and therefore the amount of the unitary fee, were too small to cover the aggregate amount of the Fund’s ordinary operating expenses in a year. In this way, the unitary fee arrangement is economically equivalent to an expense cap, which involves an investment adviser agreeing to waive all or a portion of its advisory fee and/or reimburse a fund for ordinary operating expenses that exceed an agreed-upon level. In both instances, a fund bears its own ordinary operating expenses, but only to the extent of a specified amount.

Comment 3 – General

Please confirm that the Funds will use the market value, rather than the notional value, of their derivatives positions for the purpose of determining compliance with Rule 35d-1 of the 1940 Act. Please also confirm that such derivatives are valued on a mark-to-market basis where there is a current market for the derivatives or, if traded over-the-counter, are fair valued.

Response to Comment 3

Pursuant to the Staff’s request, the Funds confirm that they will use the market value of any derivatives holdings for the purpose of determining compliance with Rule 35d-1 of the 1940 Act. Additionally, as the FLEX Options held by the Funds are exchange-traded, the Funds confirm that they will be valued on a mark-to-market basis.

Comment 4 – General

The Staff requests confirmation that a full registration statement will be filed, including all required exhibits (for example a legality opinion), and that the legality opinion will be in compliance with Staff Legal Bulletin No. 19 (CF).

Response to Comment 4

Pursuant to the Staff’s request, the Funds do so confirm.

Comment 5 – General

Please advise the Staff as to the status of the 19b-4 applications for the Funds.

Response to Comment 5

On July 18, 2019, the Exchange filed a proposed rule change that would allow the Shares of the Funds to be listed for trading. In response to comments received from the Staff, the Exchange filed an amended rule change on August 29, 2019. The Funds expect to receive an order from the Securities and Exchange Commission’s Division of Trading and Markets prior to the Funds’ anticipated launch on October 1, 2019. The Funds confirm that they will delay effectiveness of the Registration Statements until such orders are received.

Comment 6 – Cover Page

The Staff notes the disclosure set forth below and requests the inclusion of additional disclosure to more clearly describe the contemplated shareholder transaction fees and extraordinary expenses.

The Cap will further be reduced by any shareholder transaction fees and any extraordinary expenses incurred by the Fund.

Response to Comment 6

Pursuant to the Staff’s request, the following disclosure has been added to the disclosure set forth in the third bullet on each Fund’s cover page and to the disclosure set forth in the third paragraph of the section entitled “Principal Investment Strategies.”

For the purpose of this prospectus, “extraordinary expenses” are non-recurring expenses that may incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceedings, indemnification expenses and expenses in connection with holding and/or soliciting proxies for a meeting of Fund shareholders.

Comment 7 – Statement of Additional Information

The Staff notes that the Funds have adopted a fundamental policy not to concentrate more than 25% of its net assets in the securities of issuers in any industry or group of industries. Please explain in supplemental correspondence the expected impact of such a policy in the event that the index serving as the reference assets for the Fund’s FLEX Options were to become concentrated in an industry or group of industries.

Response to Comment 7

Pursuant to the Staff’s request, each Fund has revised its fundamental policy #7 as set forth below:

Innovator Russell 2000 Power Buffer ETF – October:

The Fund shall not …

(7)

Invest 25% or more of the Fund’s net assets in securities of issuers in any one industry or group of industries (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities of other investment companies), except that the Fund will concentrate to approximately the same extent that the Russell 2000 Price Index concentrates in the securities of a particular industry or group of industries.

Innovator Nasdaq-100 Power Buffer ETF – October:

The Fund shall not …

(7)

Invest 25% or more of the Fund’s net assets in securities of issuers in any one industry or group of industries (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities of other investment companies), except that the Fund will concentrate to approximately the same extent that the Nasdaq-100 Price Index concentrates in the securities of a particular industry or group of industries.

Comment 8 – Principal Investment Strategies

Please explain the exposure that the Funds will have to the index upon which their Outcomes are based and the impact of such exposure on the Funds. To the extent that an underlying index has characteristics that present a principal risk to a Fund, please update the Fund’s risks accordingly.

Response to Comment 8

Each Fund’s assets will be principally composed of FLEX Options, the value of which is derived from the performance of each Fund’s underlying reference asset. Each of these FLEX Options is cash settled upon its expiration. Each Fund will therefore never hold the securities that comprise the underlying index. As such, each Fund has exposure to the performance of its underlying index. Pursuant to the Staff’s request, each Fund confirms that the section entitled “Principal Risks” has been revised to reflect any additional exposures that present a principal risk to the Fund.

Comment 9 – Principal Investment Strategies

Please include additional disclosure regarding the index that serves as the reference asset for each Fund’s FLEX Options, including the frequency of its rebalances and reconstitutions.

Response to Comment 9

Pursuant to the Staff’s request, each Fund has revised the disclosure accordingly.

Comment 10 – Principal Risks

For Innovator Russell 2000 Power Buffer ETF – October, please move “Smaller Companies Risk” closer to the beginning of the section entitled “Principal Risks.”

Response to Comment 10

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren